Contact

www.linkedin.com/in/cory-combs-2b08b868 (LinkedIn)

Top Skills

Mechanical Engineering
CAD
Foreign Languages

Languages

Chinese (Full Professional)
Spanish (Elementary)

Honors-Awards

2019 Dial Fellow
2021 TED Fellow
2021 Aerospace Innovation Award

Cory Combs

Ampaire Co-founder, TED Fellow
Los Angeles Metropolitan Area

Summary

Building the future of electric aviation

Experience

Ampaire

Co-Founder / Executive Tech Fellow / Board Member
2016 - Present (7 years)
Greater Los Angeles, California, United States

Ampaire is leading the charge in electrifying aviation.

Temeku Holdings

CEO
2020 - Present (3 years)
Greater Los Angeles, California, United States

Investing in promising startups.

LP Amina

R&D Engineer
2014 - 2016 (2 years)

Researched novel cleantech / energy efficiency technologies across multiple industries.

GAE

Student Tutor
2012 - 2013 (1 year)

Tutored middle and high school students in multiple subjects while taking university courses.

Northrop Grumman Corporation

R&D Engineer
2009 - 2012 (3 years)

R&D and new aircraft development engineer, with primary focus on early-stage research and design.

Sandia National Laboratories

Systems Analyst Intern

2008 - 2008 (less than a year)

Developed citywide evacuation/sheltering models for major terrorist incident response and contributed to report presented to congressional staffers.

Molding International & Engrg

Engineering Intern

2007 - 2007 (less than a year)

Assisted company specializing in the robotic manufacture of detail-critical injection molded plastic parts for medical and automobile applications.

Education

Stanford University

Master of Science (MS), Mechanical Engineering

Stanford University

Bachelor of Science (B.S.), Mechanical Engineering

Chaparral High School Temecula

High School Diploma - Valedictorian